UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

APPOINTMENT OF DIRECTORS

On March 24, 2021, Ms. Sari Singer and Mr. Omri Schanin were appointed to the Board of Directors of MeaTech 3D Ltd. (the “Company”).

Ms. Singer, 41, serves as General Counsel and Executive Vice President at Delek Drilling LP, the oil and gas arm of the Delek Group in Israel, and a partner in the Tamar and Leviathan offshore gas fields, as well as other petroleum assets offshore Israel and Cyprus, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University (2006) and has been a member of the Israel Bar since 2007.

Mr. Schanin, 30, has served as the Company’s Chief Operating Officer since October 2020, after co-founding and joining the Company in September 2019. Between 2018 and 2019, he was founder and CEO of Docomed, a digital health company offering better treatment through continuous pain monitoring and data collection, and co-founder and CEO of Cannova, a developer of sublingual alginate strips to supply active ingredients of the cannabis plant through the tongue into the bloodstream, between 2018 and 2019. He was previously a Merage Fellow at the University of California, Irvine. Between 2013 and 2016, he attained the rank of Major (Res.) while serving as a deputy commander of an Israeli Navy ship. He was included in the Forbes Israel 30 Under 30 list for 2021. Mr. Schanin holds B.Sc. degrees in Life Sciences and Biotechnology from the Hebrew University of Jerusalem, Israel, and Business Management and Political Science from the University of Haifa, and an MBA in Entrepreneurship and Innovation from the College of Management Academic Studies.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On March 24, 2021, the Company issued a press release, attached hereto as Exhibit 99.1, announcing an exercise of the Underwriter's option to purchase additional American Depositary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: March 25, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 24, 2021 - MeaTech Announces Exercise of Underwriter's Option to Purchase Additional American Depositary Shares.